UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chesapeake Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

165167107

(CUSIP Number)

Jeff Zlotky

NGP Energy Capital Management, L.L.C.

5221 O’Connor Blvd., Suite 1100

Irving, Texas 75039

(972) 432-1440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165167107

1	Name of Reporting Person Esquisto Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 142,469,647

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 142,469,647

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,469,647

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.7% (1)

14	Type of Reporting Person (See Instructions) OO

(1)   Based on 1,631,713,269 shares of common stock issued and outstanding as of February 1, 2019.

CUSIP No. 165167107

1	Name of Reporting Person WHR Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 113,123,648

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 113,123,648

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,123,648

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9% (1)

14	Type of Reporting Person (See Instructions) OO

(1)   Based on 1,631,713,269 shares of common stock issued and outstanding as of February 1, 2019.

CUSIP No. 165167107

1	Name of Reporting Person NGP XI US Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 204,171,234 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 204,171,234 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 204,171,234 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.5% (2)

14	Type of Reporting Person (See Instructions) PN

(1)   As further described in Item 4, NGP XI US Holdings, L.P. may be deemed to beneficially own the shares of common stock of the Issuer that are held by Esquisto Holdings, LLC and WHE AcqCo Holdings, LLC, in addition to the shares it owns of the Issuer.

(2)   Based on 1,631,713,269 shares of common stock issued and outstanding as of February 1, 2019.

CUSIP No. 165167107

1	Name of Reporting Person WHE AcqCo Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,677,587

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,677,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,677,587

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.8% (1)

14	Type of Reporting Person (See Instructions) OO

(1)   Based on 1,631,713,269 shares of common stock issued and outstanding as of February 1, 2019.

CUSIP No. 165167107

1	Name of Reporting Person NGP Energy Capital Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 317,294,882 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 317,294,882 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 317,294,882 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4% (2)

14	Type of Reporting Person (See Instructions) OO

(1)   As further described in Item 4, NGP Energy Capital Management, L.L.C. may be deemed to beneficially own the shares of common stock of the Issuer that are held by Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, NGP XI US Holdings, L.P. and WHR Holdings, LLC.

(2)   Based on 1,631,713,269 shares of common stock issued and outstanding as of February 1, 2019.

Item 1.                                 Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Chesapeake Energy Corporation, an Oklahoma corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2.                                 Identity and Background

(a)         This Schedule 13D is filed jointly by each of the below persons (each, a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

1.              Esquisto Holdings, LLC, a Delaware limited liability company (“Esquisto Holdings”);

2.              WHR Holdings, LLC, a Delaware limited liability company (“WHR Holdings”);

3.              NGP XI US Holdings, L.P., a Delaware limited partnership (“NGP XI US Holdings”);

4.              WHE AcqCo Holdings, LLC, a Delaware limited liability company (“WHE AcqCo Holdings”); and

5.              NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”);

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Annex A, attached hereto, which is incorporated into this Item 2 by reference.

(b)         The address of the principal business and principal office of each of the Reporting Persons is as follows:

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(c)          The principal business of each of the Reporting Persons is as follows:

1.              The principal business of Esquisto Holdings is the ownership of equity interests of certain entities.

2.              The principal business of WHR Holdings is the ownership of equity interests of certain entities.

3.              The principal business of NGP XI US Holdings is the ownership of equity interests of certain entities.

4.              The principal business of WHE AcqCo Holdings is the ownership of equity interests of certain entities.

5.              The principal business of NGP ECM is to manage various private investments.

(d) – (e)           None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, their respective executive officers, directors or managers listed on Annex A hereto, as applicable, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported on this Schedule 13D due to their aggregate beneficial ownership of 59,463,059 shares of common stock, $0.01 par value per share (“WildHorse Common Stock”), of WildHorse

Resource Development Corporation (“WildHorse”). At the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (as defined below), each share of WildHorse Common Stock then outstanding, including the shares of WildHorse Common Stock then beneficially owned by each of the Reporting Persons, was converted into the right to receive, at their election, (i) 5.336 shares of Common Stock and $3.00 in cash, or (ii) 5.989 shares of Common Stock, in each case, with cash in lieu of any fractional shares per each such share of WildHorse Common Stock (the “Merger Consideration”).

Item 4.                                 Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported on this Schedule 13D pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated October 28, 2018, among the Issuer, Coleburn Inc., a wholly owned subsidiary of Issuer (“Coleburn”), and WildHorse.

On February 1, 2019, the Issuer completed the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Coleburn merged with and into WildHorse, with WildHorse continuing as the surviving entity as a wholly owned subsidiary of Issuer (the “Merger”). Immediately following the Merger, WildHorse merged with and into a wholly owned limited liability company subsidiary of Issuer (“LLC Sub”), with  LLC Sub continuing as a wholly owned subsidiary of Issuer (the “LLC Sub Merger” and, together with the Merger, the “Integrated Mergers”).

At the effective time of the Merger (the “Merger Effective Time”), subject to certain exceptions, (x) each share of WildHorse Common Stock then outstanding was converted into the right to receive a number of shares of Common Stock, equal to the Merger Consideration.

Effective at the Merger Effective Time, David W. Hayes, partner and employee of NGP ECM, was appointed to the board of directors of the Issuer pursuant to and in accordance with the rights of WildHorse under the Merger Agreement.

The foregoing description of the Merger Agreement set forth in this Item 4 is only a summary and does not purport to be complete and is qualified by reference to the full text of the Merger Agreement and Amendment No. 1 to the Merger Agreement, which is incorporated by reference as Exhibit B and Exhibit C, respectively.

The Reporting Persons currently hold such shares for investment purposes, subject to the following. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)         None.

(b)         None.

(c)          None.

(d)         None.

(e)          None.

(f)           None.

(g)          None.

(h)         None.

(i)             None.

(j)            The Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer.

(a)-(b)

Esquisto Investment Holdings, LLC (“Esquisto Investment Holdings”) owns 100% of the capital interests in Esquisto Holdings.  NGP XI US Holdings directly and indirectly own 90% of Esquisto Investment Holdings, and certain members of Esquisto Holdings’ and Esquisto Investment Holdings’ management own the remaining 10.0%. As a result, NGP XI US Holdings may be deemed to indirectly beneficially own the shares held by Esquisto Holdings.

NGP XI US Holdings owns 100% of the capital interests in WHE AcqCo Holdings. NGP XI Holdings GP, L.L.C. (“NGP XI Holdings GP”) is the sole general partner of NGI XI US Holdings. NGP Natural Resources XI, L.P. (“NGP Natural Resources XI”) is the sole member of NGP XI Holdings GP. G.F.W. Energy XI, L.P. (GFW Energy XI”) is the sole general partner of NGP Natural Resources XI. GFW XI, L.L.C. (“GFW XI”) is the sole general partner of GFW Energy XI. GFW XI has delegated full power and authority to manage NGP XI US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

WildHorse Investment Holdings, LLC (“WildHorse Investment Holdings”) owns 100% of the capital interests in WHR Holdings. NGP X US Holdings, L.P. (“NGP X US Holdings”) owns 90.3% of WildHorse Investment Holdings, and certain members of WildHorse’s management own the remaining 9.7%. As a result, NGP X US Holdings may be deemed to indirectly beneficially own the shares held by WHR Holdings. NGP X Holdings GP, L.L.C. (“NGP X Holdings GP”) is the sole general partner of NGP X US Holdings. NGP Natural Resources X, L.P. (“NGP X”) is the sole member of NGP X Holdings GP. G.F.W. Energy X, L.P. (“GFW X”) is the sole general partner of NGP X. GFW X, L.L.C. (“GFW X GP”) is the sole general partner of GFW X. GFW X GP has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

1.              Esquisto Holdings

a.              Amount beneficially owned: 142,469,647

b.              Percent of class: 8.7%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 142,469,647

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 142,469,647

2.              WHR Holdings

a.              Amount beneficially owned: 113,123,648

b.              Percent of class: 6.9%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 113,123,648

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 113,123,648

3.              NGP XI US Holdings

a.              Amount beneficially owned: 204,171,234

b.              Percent of class: 12.5%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 204,171,234

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 204,171,234

4.              WHE AcqCo Holdings

a.              Amount beneficially owned: 13,677,587

b.              Percent of class: 0.8%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 13,677,587

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 13,677,587

5.              NGP ECM

a.              Amount beneficially owned: 317,294,882

b.              Percent of class: 19.4%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 317,294,882

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 317,294,882

(c)          There have been no reportable transactions with respect to the shares of Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Schedule 13D.

(d)         The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and such persons set forth on Annex A attached hereto, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference.

In connection with its entry into the Merger Agreement, on October 29, 2018, Issuer entered into two voting agreements (together, the “Voting Agreements”), one with Esquisto Holdings, WHR Holdings, NGP XI US Holdings, WHE AcqCo Holdings (collectively, the “NGP Entities”) and Jay C. Graham (together with the NGP Entities, the “WRD Holders”) and the second with CP VI Eagle Holdings, L.P. (“Carlyle” and, together with the WRD Holders, the “Key WRD Stockholders”). Following the closing of the Merger, the Voting Agreements impose a lock-up of Common Stock owned by the Key WRD Stockholders, whereby the WRD Holders are prohibited from selling or otherwise transferring its shares prior to 180 days after the closing date of the Merger and Carlyle is prohibited from selling or otherwise transferring its shares prior to 60 days after the closing date of the Merger, provided that each of the WRD Holders and Carlyle can sell up to 15% of the Common Stock that it owns following the closing of the Merger, as described in the respective Voting Agreements and subject to the limitations set forth therein.

The foregoing description of the Voting Agreements set forth in this Item 6 is only a summary of terms following the closing of the Merger and does not purport to be complete and is qualified by reference to the full text of the Voting Agreements, which are incorporated by reference as Exhibit D and Exhibit E.

In connection with the Merger, Issuer also entered into a registration rights agreement with certain of the Key WRD Stockholders (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Issuer has agreed to register the sale of shares of Common Stock under certain circumstances.

At any time after the 180 day lock-up period for the WRD Holders described in the WRD Holders Voting Agreement and subject to the limitations set forth therein, the NGP Entities (or their permitted transferees) will have the right to require Issuer by written notice to prepare and file a registration statement registering the offer and sale of a certain number of its shares of Common Stock. Subject to certain exceptions, Issuer will not be obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of Common Stock, (ii) effect more than a total of four demand registrations in the aggregate (or more than two per calendar year) or (iii) effect a subsequent demand registration if a registration statement covering such registrable securities held by such NGP Entity shall have become and remains effective.

Subject to certain exceptions, Issuer will also not be obligated to effect any demand registration in which the initial aggregate offering price for the shares of Common Stock included in such offering is less than $200 million, valued as of the date of the demand notice. If Issuer is eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. Issuer will be required to use reasonable best efforts to file and maintain the effectiveness of any such registration statement until the date on which all shares covered by such registration statement have been sold.

In addition, the NGP Entities (or their permitted transferees) are entitled to require Issuer, subject to certain limitations, to effect a distribution of any or all of its shares of Common Stock by means of an underwritten offering and each of Carlyle and the NGP Entities are entitled to certain “piggyback” registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and Issuer’s right to delay or withdraw a registration statement under certain circumstances. Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The foregoing description of the Registration Rights Agreement set forth in this Item 6 is only a summary and does not purport to be complete and is qualified by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit F.

Item 7.                                 Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit A

Joint Filing Agreement, by and among Esquisto Holdings, LLC, WHR Holdings, LLC, NGP XI US Holdings, L.P., WHE AcqCo Holdings, LLC and NGP Energy Capital Management, L.L.C., dated as of February 11, 2019

Exhibit B

Agreement and Plan of Merger, by and among Chesapeake Energy Corporation, Coleburn Inc. and WildHorse Resource Development Corporation, dated as of October  29, 2018 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 30, 2018 (File No. 001-13726))

Exhibit C

Amendment No. 1 to Agreement and Plan of Merger, by and among Chesapeake Energy Corporation, Coleburn Inc. and WildHorse Resource Development Corporation, dated as of December 12, 2018 (incorporated herein by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4/A, filed with the U.S. Securities and Exchange Commission on December 19, 2018 (SEC File No. 333-228679))

Exhibit D

Voting and Support Agreement, by and among Jay Carlton Graham, Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, WHR Holdings, LLC, NGP XI US Holdings, L.P., Chesapeake Energy Corporation and WildHorse Resource Development Corporation, dated as of October 29, 2018 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 30, 2018 (File No. 001-13726))

Exhibit E

Voting and Support Agreement, by and among CP VI Eagle Holdings, L.P., Chesapeake Energy Corporation and WildHorse Resource Development Corporation, dated as of October 29, 2018 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 30, 2018 (File No. 001-13726))

Exhibit F

Registration Rights Agreement, by and among Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, WHR Holdings, LLC, NGP XI US Holdings, L.P., CP VI Eagle Holdings, L.P. and Chesapeake Energy Corporation, dated as of October 29, 2018 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on October 30, 2018 (File No. 001-13726))

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

ESQUISTO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHR HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP XI US HOLDINGS, L.P.

By:	NGP XI Holdings GP, L.L.C, its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHE ACQCO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Co-Chief Executive Officer

Annex A

Executive Officers, Managers and Directors of Reporting Persons

The name and citizenship of each executive officer, manager and director of the Reporting Persons are set forth below. The business address of each person listed below is 5221 N. O’Connor Blvd., Suite 1100 Irving, Texas 75039. The present principal occupation or employment of each of the listed persons is set forth below.

Esquisto Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Scott Gieselman	Manager	United States
David W. Hayes	Manager	United States
Tony R. Weber	Manager	United States
Jay C. Graham	Manager	United States
Anthony Bahr	Manager	United States
Jill Lampert	Chief Financial Officer	United States

WHR Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Scott Gieselman	Manager	United States
David W. Hayes	Manager	United States
Tony R. Weber	Manager	United States
Jay C. Graham	Manager	United States
Anthony Bahr	Manager	United States
Jill Lampert	Chief Financial Officer	United States

NGP XI US Holdings, L.P.

Name	Present Principal Occupation or Employment	Citizenship
None

WHE AcqCo Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Scott Gieselman	Manager	United States
David W. Hayes	Manager	United States
Tony R. Weber	Manager	United States
Jay C. Graham	Manager	United States
Anthony Bahr	Manager	United States
Jill Lampert	Chief Financial Officer	United States

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Citizenship
Tony R. Weber	Manager and Co-CEO	United States
Chris Carter	Manager and Co-CEO	United States
Jill Lampert	Manager and Chief Financial & Administrative Officer	United States
Craig S. Glick	Manager	United States

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby consent to the joint filing on its behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of Chesapeake Energy Corporation. The undersigned hereby further agree that this Joint Filing Agreement may be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: February 11, 2019

ESQUISTO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHR HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP XI US HOLDINGS, L.P.

By:	NGP XI Holdings GP, L.L.C, its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHE ACQCO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Co-Chief Executive Officer

[Joint Filing Agreement – Exhibit A]